RECEIVED

2008 JUL -8 A 9:25

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

SUPPL

UOB AND EVERGROWING BANK SIGN SUBSCRIPTION AGREEMENT

Singapore, 26 June 2008 – United Overseas Bank Limited ("UOB") is pleased to announce that it has today signed a Subscription Agreement for the subscription of 260 million ordinary shares in Evergrowing Bank Co., Ltd, China ("Evergrowing Bank"), representing approximately 15.38% of the enlarged issued capital of Evergrowing Bank ("Subscription"). The Subscription is subject to approval by the China regulatory authorities.

The aggregate subscription price of RMB780 million was arrived at after taking into account, inter alia, the net tangible assets of Evergrowing Bank. This investment in Evergrowing Bank is not expected to have a material impact on earnings or the net tangible assets of UOB for the current financial year. UOB intends to fund the Subscription in cash using its internal resources. As at 31 December 2007, the total shareholders' equity of Evergrowing Bank was RMB1,991 million and the issued capital was RMB1,000 million. In conjunction with the Subscription, Evergrowing Bank is also increasing its issued capital to RMB1,690 million. After the Subscription, UOB will be the second largest shareholder in Evergrowing Bank, after Yantai Electric Power Development Co. Ltd. The shares of Evergrowing Bank are not listed.

The investment in Evergrowing Bank affords UOB an opportunity to participate actively in the growth of the Chinese market. As a joint-stock bank with nation-wide licence, Evergrowing Bank plans to build its distribution network and product capabilities. As a strategic shareholder, UOB's knowledge, expertise and experience in building a strong and sound banking business will enable Evergrowing Bank to enhance their financial services and products.

Chan

Mrs Vivien Chan
Company Secretary

PROCESSED
JUL 10 2008
THOMSON REUTERS

7/9

About UOB

UOB is a leading bank in Singapore that provides a wide range of financial services through its global network of over 500 offices in 18 countries and territories in Asia Pacific, Western Europe and North America. It has banking subsidiaries in Singapore, Malaysia, Indonesia, Thailand and China.

UOB is focused on enhancing its leadership in the consumer market, and is today, the largest credit card-issuing bank in Singapore with a card base that has exceeded one million. UOB also has the largest merchant base in Singapore, both for consumer and commercial credit card acceptance. UOB is also a market leader in the private residential home loan business and is a dominant player in loans to small and medium-sized enterprises.

About Evergrowing Bank

Evergrowing Bank is one of the 12 joint-stock banks in China. Joint-stock banks hold nation-wide banking licence which enable them to open branches across the country.

Established in 1987, Evergrowing Bank has a network of 81 branches, mainly located in the Yantai Region, China. Outside Yantai, Evergrowing Bank has branches in the Chinese cities of Jinan, Qingdao, Nanjing, Hangzhou and Chengdu. Its headquarter is located in Yantai.

Evergrowing Bank provides a wide range of commercial banking services, including loans, deposit-taking, trade finance, treasury and investment services. Evergrowing Bank has around 2,000 employees.

For more information, please log on to www.egbank.com.cn

END